                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                 SCHEDULE 13E-3
              RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                          ----------------------------

                           VESTCOM INTERNATIONAL, INC.
                              (Name of the Issuer)
                          ----------------------------

                           VESTCOM INTERNATIONAL, INC.
                      CORNERSTONE EQUITY INVESTORS IV, L.P.
                     CORNERSTONE EQUITY INVESTORS IV, L.L.C.
                        VECTOR INVESTMENT HOLDINGS, INC.
                               VECTOR MERGER CORP.
                       (Name of Persons Filing Statement)
                          ----------------------------

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)
                          ----------------------------

                                    924904105
                      (CUSIP Number of Class of Securities)
                          ----------------------------

      BRENDAN KEATING                                                Copies to:
President, Chief Executive Officer and                        PETER H. EHRENBERG, ESQ.
     Chief Operating Officer                                      Lowenstein Sandler PC
    Vestcom International, Inc.                                    65 Livingston Avenue
      5 Henderson Drive                                            Roseland, NJ 07068
West Caldwell, New Jersey 07006                                    (973) 597-2500
       (973) 882-7000

       DANA O'BRIEN                                           FREDERICK TANNE, ESQ.
    c/o Cornerstone Equity Investors, L.L.C.                   Kirkland & Ellis
     717 Fifth Avenue, Suite 1100                              Citicorp Center
      New York, New York 10022                                 153 East 53rd Street
       (212) 753-0901                                      New York, New York 10022
                                                                  (212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

 a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

 b. |_| The filing of a registration statement under the Securities Act of 1933.

 c.  |_|  A tender offer.

 d.  |_|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee

            Transaction Valuation*                       Amount of Filing Fee**
            ----------------------                       -----------------------
             $62,946,600                                       $5,792
             -----------                                       ------

* Set forth the amount on which the filing fee is calculated and state how it was determined. Calculated solely for purposes of determining the filing fee.

** Pursuant to the Agreement and Plan of Merger dated as of June 12, 2002, by and among Vector Investment Holdings, Inc., Vector Merger Corp. and Vestcom International, Inc., Vector Merger Corp. will merge into Vestcom International, Inc. and each outstanding share of common stock of Vestcom International, Inc. except for certain shares held by the management participants, will be converted into the right to receive $6.25 in cash. This amount assumes an aggregate number of securities to which this transaction applies of 10,071,456.

 |X| Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $5,792
                              ------
      Form or Registration No.: Schedule 14A

      Filing Party: Vestcom International, Inc.

      Date Filed: July 9, 2002


                                  INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed by Vestcom International, Inc., a New Jersey corporation (the "Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, Cornerstone Equity Investors IV, L.P. ("Cornerstone"), Cornerstone Equity Investors, L.L.C. ("CEI"), Vector Investment Holdings, Inc. ("VIH") and Vector Merger Corp. ("VMC"). Pursuant to an Agreement and Plan of Merger, dated as of June 12, 2002, VMC (a wholly owned subsidiary of VIH) will merge with and into the Company, and the Company will be the surviving corporation.

Upon completion of the merger, each issued and outstanding share of the Company's common stock will be converted into the right to receive $6.25 in cash, without interest, except that treasury shares and shares of the Company's common stock held by VIH and VMC (including certain shares contributed to VIH by certain members of the Company's management) immediately prior to the effective time will be canceled without any payment therefor.

Concurrently with the filing of this Transaction Statement, the Company is filing a preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to which the shareholders of the Company will be asked to vote on the merger. A copy of the Proxy Statement is attached to this Transaction Statement as Exhibit (a)(1). The information set forth in the Proxy Statement, including all exhibits and appendices thereto, is hereby expressly incorporated by reference in this Transaction Statement. The information required to be disclosed in this Transaction Statement, including the applicable sections of Regulation M-A under the Securities Exchange Act of 1934, as amended, is disclosed in the Proxy Statement and the exhibits and appendices thereto, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement. The cross reference sheet set forth below is supplied pursuant to General Instruction G to
Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning the Company and its subsidiaries has been supplied by the Company, and all information concerning Cornerstone, CEI, VIH, and VMC has been supplied by VIH.

Item 1.  Summary Term Sheet.

The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated by reference.

Item 2.  Subject Company Information.

(a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Parties to the Proposed Merger" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" is incorporated by reference.

(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Annual Meeting" and "ANNUAL MEETING - Record Date and Voting Information" is incorporated by reference.

(c) The information set forth in the Proxy Statement under the caption "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated by reference.

(d) The information set forth in the Proxy Statement under the caption "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated by reference.

(e)  Not applicable.

(f)  Not applicable.

Item 3. Identity and Background of Filing Person.

(a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Parties to the Proposed Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "PROPOSAL TWO -- Election of Directors" is incorporated by reference.

(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Parties to the Proposed Merger" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" is incorporated by reference.

During the past five years, none of the filing persons, and none of the directors or executive officers of the filing persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) The information set forth in the Proxy Statement under the caption "PROPOSAL TWO -- Election of Directors" is incorporated by reference.

During the past five years, none of the filing persons, and none of the directors or executive officers of the filing persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

(a)(1)  Not applicable.

(a)(2)(i) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Merger" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" is incorporated by reference.

(a)(2)(ii) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER AGREEMENT - Payment for Shares" is incorporated by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Recommendation of Our Board of Directors and Fairness of the Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SPECIAL FACTORS - Our Purpose and Reasons for the Merger", "SPECIAL FACTORS - Reasons for the Special Committee's Determination; Fairness of the Merger" and "SPECIAL FACTORS - Reasons for the Board of Directors' Determination" is incorporated by reference.

(a)(2)(iv) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Annual Meeting", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "THE MERGER - Risks That the Merger Will Not be Completed" and "THE MERGER AGREEMENT - Conditions to Completing the Merger" is incorporated by reference.

(a)(2)(v) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Interests of Vestcom's Directors and Officers in the Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER - Interests of Certain Persons in the Merger; Potential Conflicts of Interest" is incorporated by reference.

(a)(2)(vi)  Not applicable.

(a)(2)(vii) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Material U.S. Federal Income Tax Consequences", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences" is incorporated by reference.

(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Interests of Vestcom's Directors and Officers in the Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER - Interests of Certain Persons in the Merger; Potential Conflicts of Interest" is incorporated by reference.

(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER - No Appraisal or Dissenters' Rights" is incorporated by reference.

(e)  None.

(f)  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(a) The information set forth in the Proxy Statement under the captions "PROPOSAL TWO -- ELECTION OF DIRECTORS - Compensation Committee Report on Executive Compensation" and "PROPOSAL TWO -- ELECTION OF DIRECTORS - Certain Transactions" is incorporated by reference. The information set forth under the captions "EXECUTIVE COMPENSATION" and "Certain Transactions" in the proxy statement filed by the Company on April 19, 2001 in connection with the 2001 annual meeting of shareholders is incorporated by reference.

(b)  None.

(c)  None.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "THE MERGER
- Voting Agreement" and "PROPOSAL TWO -- ELECTION OF DIRECTORS - Certain Transactions" is incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER - Effects of the Merger" is incorporated by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Effects of the Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "THE MERGER - Structure of the Merger" and "THE MERGER - Effects of the Merger" is incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Recommendation of Our Board of Directors and Fairness of the Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SPECIAL FACTORS - Our Purpose and Reasons for the Merger", "SPECIAL FACTORS - Reasons for the Special Committee's Determination; Fairness of the Merger", "SPECIAL FACTORS - Purpose and Reasons of Management Participants, Parent and Merger Sub for the Merger", and "SPECIAL FACTORS - Position of Management Participants, Parent and Merger Sub as to the Fairness of the Merger" is incorporated by reference.

(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Our Purpose and Reasons for the Merger" is incorporated by reference.

(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Recommendation of Our Board of Directors and Fairness of the Merger", "SUMMARY TERM SHEET - Opinion of Financial Advisor", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Our Purpose and Reasons for the Merger", "SPECIAL FACTORS - Reasons for the Board of Directors' Determination" and "SPECIAL FACTORS - Opinion of Financial Advisor" is incorporated by reference.

(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Merger", "SUMMARY TERM SHEET - Material U.S. Federal Income Tax Consequences", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences" and "THE MERGER - Effects of the Merger" is incorporated by reference.

Item 8. Fairness of the Transaction.

(a)-(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Recommendation of Our Board of Directors and Fairness of the Merger", "SUMMARY TERM SHEET - Opinion of Financial Advisor", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SPECIAL FACTORS - Reasons for the Special Committee's Determination; Fairness of the Merger", "SPECIAL FACTORS - Reasons for the Board of Director's Determination", "SPECIAL FACTORS - Fairness of the Merger to Disinterested Shareholders", "SPECIAL FACTORS - Position of Our Officers as to the Fairness of the Merger" and "SPECIAL FACTORS - Opinion of Financial Advisor" is incorporated by reference.

(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Annual Meeting", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER AGREEMENT - Conditions to Completing the Merger" is incorporated by reference.

(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Special Committee", "SUMMARY TERM SHEET - Recommendation of Our Board of Directors and Fairness of the Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SPECIAL FACTORS - Special Committee", "SPECIAL FACTORS - Reasons for the Special Committee's Determination; Fairness of the Merger" and "SPECIAL FACTORS - Opinion of Financial Advisor" is incorporated by reference.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Special Committee", "SUMMARY TERM SHEET - Recommendation of Our Board of Directors and Fairness of the Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SPECIAL FACTORS - Special Committee" and "SPECIAL FACTORS - Reasons for the Special Committee's Determination; Fairness of the Merger" is incorporated by reference.

(f) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Background of the Merger" is incorporated by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Opinion of Financial Advisor", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SPECIAL FACTORS - Opinion of Financial Advisor" is incorporated by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Opinion of Financial Advisor", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SPECIAL FACTORS - Opinion of Financial Advisor" is incorporated by reference. The full text of the written opinion of CIBC World Markets Corp., dated June 11, 2002, is attached to the Proxy Statement as Appendix B.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)-(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Merger", "THE MERGER - Merger Financing" and "THE MERGER - Estimated Fees and Expenses of the Merger" is incorporated by reference.

Item 11. Interest in Securities of the Subject Company.

(a) The information set forth in the Proxy Statement under the captions "SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT" is incorporated by reference.

(b)(1)-(5) The information set forth in the Proxy Statement under the captions "COMMON STOCK PURCHASE INFORMATION" is incorporated by reference.

Item 12. The Solicitation or Recommendation.

(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SPECIAL FACTORS - Position of Our Officers as to the Fairness of the Merger" and "THE MERGER - Interests of Certain Persons in the Merger; Potential Conflicts of Interest" is incorporated by reference.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Recommendation of Our Board of Directors and Fairness of the Merger", "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SPECIAL FACTORS - Reasons for the Board of Directors' Determination" is incorporated by reference.

Item 13. Financial Statements.

(a)(1)-(2) The financial statements contained in the Annual Report on Form 10-K for the year ended December 31, 2001 filed by the Company on March 29, 2002, in
Part II, Item 8, and the financial statements contained in the Quarterly Report on Form 10-Q for the quarter ended [June 30], 2002, in Part I, Item 1, filed by the Company on [_______], 2002 are incorporated by reference.

(a)(3)  Not applicable.

(a)(4) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET - Recommendation of Our Board of Directors and Fairness of the Merger" is incorporated by reference.

(b)  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE ANNUAL MEETING - Proxies; Revocation", "THE ANNUAL MEETING - Expenses of Proxy Solicitation", "SPECIAL FACTORS - Opinion of Financial Advisor" and "THE MERGER - Estimated Fees and Expenses of the Merger" is incorporated by reference.

Item 15 Additional Information.

(b) The information set forth in the Proxy Statement and the appendices thereto is incorporated by reference.

Item 16. Exhibits.

(a)(1) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 9, 2002 (incorporated by reference to the Proxy Statement)

(a)(2)   Form of proxy card (incorporated by reference to the Proxy Statement)

(a)(3) [Press release issued by the Company on June 12, 2002 (incorporated by reference to the Company's filing on Form 8-K, dated June 12, 2002)]

(b)      Not applicable

(c)(1) Opinion, dated June 11, 2002, of CIBC World Markets Corp. (included as Appendix B to the Proxy Statement and incorporated by reference)

(c)(2)   Presentation materials, dated June 11, 2002, of CIBC World Markets
         Corp.

(d)(1) Agreement and Plan of Merger among Vector Investment Holdings, Inc., Vector Merger Corp. and the Company, dated as of June 12, 2002 (included as Appendix A to the Proxy Statement and incorporated by reference)

(d)(2) Voting Agreement, dated as of June 12, 2002 (included as Exhibit 3 to the Form 13D filed on June 24, 2002 by Vector Investment Holdings, Inc., Vector Merger Corp., Cornerstone Equity Investors IV, L.P., Cornerstone Equity Investors IV, L.L.C., Joel Cartun, Brendan Keating, Steve Bardwell, Michael Helfand, Alissa Cartun Investment Trust d/t/d 12/10/96, Jeffrey Cartun Investment Trust d/t/d 12/10/96, Christie Bardwell and Linda Helfand, and incorporated by reference)

(d)(3) Amendment No. 1 to the Voting Agreement, dated as of June 24, 2002 (included as Exhibit 4 to the Form 13D filed on June 24, 2002 by Vector Investment Holdings, Inc., Vector Merger Corp., Cornerstone Equity Investors IV, L.P., Cornerstone Equity Investors IV, L.L.C., Joel Cartun, Brendan Keating, Steve Bardwell, Michael Helfand, Alissa Cartun Investment Trust d/t/d 12/10/96, Jeffrey Cartun Investment Trust d/t/d 12/10/96, Christie Bardwell and Linda Helfand, and incorporated by reference)

(f)      Not applicable

(g)      Not applicable

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     VESTCOM INTERNATIONAL, INC.

                                     By: /s/ Brendan Keating
                                        ----------------------------------------
                                         Name:    Brendan Keating
                                         Title:   President


                                     CORNERSTONE EQUITY INVESTORS IV, L.P.

                                 By:   Cornerstone Equity Investors IV, L.L.C.
                                 Its: General Partner

                                     By: /s/ Stephen Larson
                                        ----------------------------------------
                                         Name:    Stephen Larson
                                         Title:   Managing Director


                                     CORNERSTONE EQUITY INVESTORS IV, L.L.C.

                                     By: /s/ Stephen Larson
                                        ----------------------------------------
                                         Name:    Stephen Larson
                                         Title:   Managing Director


                                     VECTOR INVESTMENT HOLDINGS, INC.

                                     By: /s/ Stephen Larson
                                        ----------------------------------------
                                         Name:    Stephen Larson
                                         Title:   Secretary


                                     VECTOR MERGER CORP.

                                     By: /s/ Stephen Larson
                                        ----------------------------------------
                                         Name:    Stephen Larson
                                         Title:   Secretary

Date: July 9, 2002

                                INDEX TO EXHIBITS

Exhibit Number                                 Description
--------------                                 -----------

(a)(1) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 9, 2002 (incorporated by reference to the Proxy Statement)

(a)(2)   Form of proxy card (incorporated by reference to the Proxy Statement)

(a)(3) [Press release issued by the Company on June 12, 2002 (incorporated by reference to the Company's filing on Form 8-K, dated June 12, 2002)]

(b)      Not applicable

(c)(1) Opinion, dated June 11, 2002, of CIBC World Markets Corp. (included as Appendix B to the Proxy Statement and incorporated by reference)

(c)(2)   Presentation materials, dated June 11, 2002, of CIBC World Markets
         Corp.

(d)(1) Agreement and Plan of Merger among Vector Investment Holdings, Inc., Vector Merger Corp. and the Company, dated as of June 12, 2002 (included as Appendix A to the Proxy Statement and incorporated by reference)

(d)(2) Voting Agreement, dated as of June 12, 2002 (included as Exhibit 3 to the Form 13D filed on June 24, 2002 by Vector Investment Holdings, Inc., Vector Merger Corp., Cornerstone Equity Investors IV, L.P., Cornerstone Equity Investors IV, L.L.C., Joel Cartun, Brendan Keating, Steve Bardwell, Michael Helfand, Alissa Cartun Investment Trust d/t/d 12/10/96, Jeffrey Cartun Investment Trust d/t/d 12/10/96, Christie Bardwell and Linda Helfand, and incorporated by reference)

(d)(3) Amendment No. 1 to the Voting Agreement, dated as of June 24, 2002 (included as Exhibit 4 to the Form 13D filed on June 24, 2002 by Vector Investment Holdings, Inc., Vector Merger Corp., Cornerstone Equity Investors IV, L.P., Cornerstone Equity Investors IV, L.L.C., Joel Cartun, Brendan Keating, Steve Bardwell, Michael Helfand, Alissa Cartun Investment Trust d/t/d 12/10/96, Jeffrey Cartun Investment Trust d/t/d 12/10/96, Christie Bardwell and Linda Helfand, and incorporated by reference)

(f)      Not applicable

(g)      Not applicable